6/19

82- SUBMISSIONS FACING SH

02042048

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharpe Resources Corp.

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4009 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/21/02

SHARPE RESOURCES CORPORATION
2001 ANNUAL REPORT

Sharpe

CORPORATE PROFILE

Sharpe Resources Corporation is a Texas based oil and gas exploration and production company. All of the oil and gas assets are located in Texas and are held in a wholly owned US subsidiary, Sharpe Energy Company.

The Company's shares are listed on the Canadian Ventures Exchange CDNX:SHO. The common shares are traded in the United States on the National Quotation Bureau's "Pink Sheets" SHGPF. At yearend 2001, Sharpe had an aggregate 41,374,750 shares of which 32,984,803 are issued and outstanding.

GROWTH PROFILE

During the past 6-7 years the Company has concentrated on the US oil and gas business with the emphasis on Texas. The future of this business for the Company is considered to be hampered by the generally high prices for quality oil and gas properties in this region. Due to these conditions the Company has elected to look for opportunities outside of the oil and gas resource sector for future growth.

Sharpe plans to maintain its current assets in Texas which are held in its wholly-owned subsidiary Sharpe Energy Company, the Corporation plans to continue to evaluate opportunities within and outside of the natural resources business.

AREAS OF ACTIVITY

FRY/ELLENBERGER PROGRAM

The Fry/Ellenberger oil and gas program includes the development of the Quita (Ellenberger) field and the West Thrifty (Fry) field oil projects in Brown County, Texas. This effort will be part of a larger scale regional program to expand the company's experience and background to other projects.

The Fry program includes production in Brown County, TX. The Texas waterflood property is within the original Fry Oil Field, one of the first significant oil discoveries in Texas, which began producing in the late 1920's. The Fry formation is a relatively shallow porous sandstone unit that is approximately 1,300 feet below the surface.

The Fry field was unitized in 1992, and comprises nearly 1,100 acres adjoining the Ellenberger Field consisting of 900 acres. Approximately $4 million has been invested in the project to date.

OVERVIEW OF ACTIVITIES


Fry/Ellenberger

● Operated

To Our Shareholders:

Sharpe has spent almost 7 years in the US oil and gas business with mixed results. The near-term future of the Company's activities in this sector is not encouraging for several reasons. The high commodity prices for oil and gas products in the US has made it difficult for the Company to grow through acquisition of quality US oil and gas assets. The high cost of good quality properties in this market is disproportionate to what the lending institutions are able to lend for such assets requiring a much larger equity investment to secure good assets. This situation is not beneficial to a company that is attempting to replace properties that were sold in early 2001 at the peak of the natural gas market.

As a result of the conditions that exist in the oil and gas sector for the Company the decision has been made by the management to evaluate opportunities for the Company outside of the oil and gas industry. The Company is studying several options with regard to future activities within and outside of the natural resources business where management believes better opportunities exist to create value for the corporation and increase shareholder value.

Roland M. Larsen
May, 2002

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Grant Thornton

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 18, 2000.

Grant Thornton LLP

Toronto, Canada
April 18, 2002

Chartered Accountants

19th Floor, South Tower
Royal Bank Plaza
200 Bay Street, Box 55
Toronto, Ontario
M5J 2P9
Tel: (416) 366-0100
Fax: (416) 360-4949

Sharpe Resources Corporation
Consolidated Balance Sheets

(Expressed in United States Dollars)

December 31	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 329,500	$ 329,784
Receivables	229,557	305,499
Inventory	6,972	27,749
	566,029	663,032
Deferred financing costs (Note 4)	-	233,354
Petroleum and natural gas properties (Note 5)	-	6,669,961
Office equipment (Note 6)	3,949	16,066
	$ 569,978	$ 7,582,413
Liabilities		
Current		
Payables and accruals	$ 59,194	$ 767,738
Loan facility (Note 7)	-	691,865
Advances from related parties (Note 8)	32,519	493,894
Current portion of long term debt	-	457,990
	91,713	2,411,487
Long term debt (Note 9)	931,868	3,324,516
Future site restoration and abandonment costs (Note 10)	13,500	13,500
	1,037,081	5,749,503
Capital Stock and Deficit		
Capital stock (Notes 11, 12 and 13)	10,921,861	10,888,834
Deficit	11,388,964	9,055,924
	(467,103)	1,832,910
	$ 569,978	$ 7,582,413

The Company and operations (Note 1)

On behalf of the Board

(Signed) Roland M. Larsen Director

(Signed) Gary Sugar Director

See accompanying notes to the consolidated financial statements.

Sharpe Resources Corporation
Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

Years Ended December 31	2001	2000	1999
Petroleum and natural gas revenue	$ 1,338,505	$ 2,254,220	$ 2,694,994
Costs and expenses			
Operating	294,757	592,474	855,829
General and administrative	899,311	786,205	929,232
Depletion, depreciation and amortization (Note 14)	478,654	816,999	804,031
Interest (Note 15)	172,977	255,632	445,304
	1,845,699	2,451,310	3,034,306
Loss before the following	(507,194)	(197,090)	(339,402)
Gain on settlement of debt (Note 1)	13,671	1,313,900	-
Write off of base metal exploration property	-	-	(160,098)
Loss on disposal of petroleum and natural gas properties	(1,839,517)	-	-
Earnings (loss) before income taxes	(2,333,040)	1,116,810	(499,500)
Income taxes (Note 16)	-	-	-
Net earnings (loss)	$ (2,333,040)	$ 1,116,810	$ (499,550)
Earnings (loss) per common share (Note 17)			
Basic	$ (0.07)	$ 0.03	$ (0.02)
Diluted	$ (0.07)	$ 0.03	$ (0.02)
Deficit at beginning of year	$ (9,055,924)	$ (10,172,734)	$ (9,673,234)
Net earnings (loss)	(2,333,040)	1,116,810	(499,500)
Deficit at end of year	$ (11,388,964)	$ (9,055,924)	$ 10,172,734)

See accompanying notes to the consolidated financial statements.

Sharpe Resources Corporation
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

Years Ended December 31	2001	2000	1999
Increase (decrease) in cash and cash equivalents			
Operating activities			
Net earnings (loss)	$ (2,333,040)	$ 1,116,810	$ (499,500)
Operating items not involving cash			
Depreciation, depletion and amortization	478,654	816,999	804,031
Stock issued in lieu of services	33,027	33,783	-
Write off of creditors	(15,167)	-	-
Loan facility issue costs	-	40,007	-
Loss on disposal of petroleum and natural gas assets	1,839,517	-	-
Gain on settlement of debt	(13,671)	(1,313,900)	-
Write off of base metal exploration property	-	-	160,098
	(10,680)	693,699	464,629
Change in non-cash operating working capital (Note 18)	(1,073,200)	(1,180,338)	2,339,328
	(1,083,880)	(486,639)	2,803,957
Financing activities			
Repayments on long-term debt	(2,752,839)	(2,289,637)	(709,457)
Repayments on loan facility	(691,865)	(208,135)	-
Issue of Series A debentures, net of issue costs of 291,692	-	2,008,308	-
Loan facility, net of issue costs of $40,007	-	859,993	-
Exercise of warrants	-	-	-
Change in non-cash financing working capital (Note 18)	-	(29,375)	-
	(3,444,704)	341,154	(709,457)
Investing activities			
Additions to petroleum and natural gas properties	(645,329)	(379,952)	(2,117,895)
Proceeds on disposal of petroleum and natural gas properties	5,171,016	310,374	350,000
Additions to capital assets	(1,732)	-	-
Proceeds on disposal of capital assets	4,345	-	-
Change in non-cash investing working capital (Note 18)	-	98,879	-
	4,528,300	29,301	(1,767,895)
Cash and cash equivalents			
Net (decrease) increase	(284)	(116,184)	326,605
Beginning of year	329,784	445,968	119,363
End of year	$ 329,500	$ 329,784	$ 445,968

Supplemental cash flow information (Note 18)

See accompanying notes to the consolidated financial statements.

(Amounts Expressed in United States Dollars)

1. The Company and operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for and production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange.

In 2001, the Company sold substantially all of its petroleum and natural gas properties. The Company will evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization (the "Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2001 and 2000, the Company still had outstanding debt under the Chapter 11 Plan, the details of which are described in Note 9.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company, Sharpe Energy, and the Company's inactive wholly-owned Canadian subsidiary, 1032144 Ontario Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Joint operations

The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

Cash and cash equivalents

Cash and cash equivalents includes amounts on deposits at Canadian and United States financial institutions.

2. Summary of significant accounting policies (continued)

Inventory

Inventory of petroleum is carried at the lower of average cost and net realizable value.

Deferred financing costs

Deferred financing costs are amortized over the term of the related debt on the straight line method.

Petroleum and natural gas properties

Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas resources are capitalized. Costs include lease acquisition, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and depreciation.

Future site restoration and abandonment costs

Estimated costs relating to future site restoration and abandonments are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, costs, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

2. Summary of significant accounting policies (continued)

Office equipment and related depreciation

Office equipment is recorded at cost and is depreciated on a straight-line basis ranging from three to five years.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

Stock-based compensation plans

The Company has one stock option plan, which is described in Note 12. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Income taxes

Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

Earnings (loss) per common share

Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

(Amounts Expressed in United States Dollars)

3. Investment in Royal Standard Minerals Inc.

At December 31, 2000, the Company owned approximately 22% of the issued and outstanding common shares of Royal Standard Minerals Inc. and its investment is accounted for using the equity method. As a result of continued losses, the carrying value of the investment was reduced to nil in 1998.

In November 2001, the shares owned by the Company were cancelled under the terms of an escrow agreement.

Royal Standard Minerals Inc. is a base metal exploration company with properties in Canada and the United States.

4. Deferred financing costs

	2001	2000
Series A debentures	$ -	$ 291,692
Accumulated amortization	-	58,338
Net carrying value	$ -	$ 233,354

As a result of the retirement of the debentures in 2001, all of the remaining deferred financing costs were amortized in 2001.

5. Petroleum and natural gas properties

	2001	2000
Cost	$ 64,000	$ 10,065,581
Accumulated depletion and depreciation	64,000	3,395,620
Net carrying value	$ -	$ 6,669,961

In 2001, the carrying value of the Company's properties was reduced to nil as a result of the application of the ceiling test.

6. Office equipment

	2001	2000
Cost	$ 64,146	$ 76,897
Accumulated depreciation	60,197	60,831
Net carrying value	$ 3,949	$ 16,066

(Amounts Expressed in United States Dollars)

7. Loan facility

In August 2000, the Company obtained an unsecured loan facility for $900,000 to fund well recompletion expenditures.

Issue costs of $40,007 in relation to this facility were included in interest expense in the consolidated statement of operations in 2000.

In April 2001, the Company sold its Gulf of Mexico Matagorda wells and repaid the loan facility.

8. Advances from related parties

	2001	2000
Royal Standard Minerals Inc.	$ 15,219	$ 476,594
Directors	17,300	17,300
	$ 32,519	$ 493,894

Royal Standard Minerals Inc. is considered to be related to the Company because of common management. Advances from Royal Standard Minerals Inc. are unsecured and bear interest at prime plus 2% per annum commencing in 2000. Advances from directors are unsecured and non-interest bearing.

9. Long term debt

	2001	2000
Series A debentures	$ -	$ 2,164,039
Secured vendor loan claims	-	643,335
Unsecured vendor loan claims	931,868	975,132
	931,868	3,782,506
Current portion	-	457,990
Long term portion	$ 931,868	$ 3,324,516

Series A debentures

On June 5, 2000, the Company completed a $2,300,000 debenture financing. The debentures were for five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2,300,000 detachable warrants to acquire a like number of common shares of the Company for two years at Canadian $0.25 per common share. The debentures were secured by certain petroleum and natural gas properties.

During the year ended December 31, 2001, the debentures were retired.

(Amounts Expressed in United States Dollars)

9. Long term debt (continued)

Secured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed secured vendor loan claims were to be paid in full over a 42 month period at a 10% interest rate.

During the year ended December 31, 2001, all outstanding secured vendor loan claims were settled.

Unsecured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

10. Future site restoration and abandonment costs

At December 31, 2001, the total future removal and site restoration costs to be accrued over the life of the remaining proved reserves were estimated to be $130,754 of which $13,500 has been provided for in the accounts.

11. Capital stock

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued	Shares	Amount
Outstanding at December 31, 1998 and 1999	32,484,803	$ 10,855,051
Shares issued (at market value) for consulting services	200,000	33,783
Outstanding at December 31, 2000	32,684,803	10,888,834
Shares issued (at market value) for consulting services	500,000	33,027
Outstanding at December 31, 2001	33,184,803	$ 10,921,861

(Amounts Expressed in United States Dollars)

12. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors and employees. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee.

	Number of Common Shares		Weighted Average Exercise Price Canadian $	
	2001	2000	2001	2000
Outstanding at beginning of year	2,925,000	1,983,500	$ 0.15	$ 0.34
Granted during year	-	1,334,000	$ -	$ 0.31
Exercised during year	-	-	$ -	$ -
Cancelled or expired during year	(1,235,000)	(392,500)	$ 0.15	$ 0.34
Outstanding at end of year	1,690,000	2,925,000	$ 0.15	$ 0.31

In May 2001, all outstanding options were repriced at Canadian $0.15.

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.15	1,690,000	3.6	$ 0.15

13. Common share warrants

At December 31, 1999, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In conjunction with issue of Series A debentures described in Note 9, on June 5, 2000, the Company issued warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 per share until June 5, 2002.

(Amounts Expressed in United States Dollars)

13. Common share warrants (continued)

At December 31, 2000, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition. Should the average trading price of the Company's common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February 20, 2002.

At December 31, 2001 warrants to acquire 1,400,000 common shares of the company at a price of Canadian $0.50 per share until February 20, 2002 (which expired on maturity), warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

14. Depletion, depreciation and amortization

	2001	2000	1999
Petroleum and natural gas properties	$ 235,796	$ 720,000	$ 633,374
Future site restoration costs	-	13,500	-
Office equipment	9,504	25,161	15,809
Deferred charges	233,354	-	154,848
Financing costs	-	58,338	-
	$ 478,654	$ 816,999	$ 804,031

15. Interest expense

	2001	2000	1999
Advances from Royal Standard Minerals Inc.	$ 33,095	$ 34,022	$ -
Series A debentures	86,038	135,191	-
Secured vendor loan claims	16,921	36,661	-
Unsecured vendor loan claims	36,808	9,751	-
Loan facility issue costs	-	40,007	-
EnCap Energy Capital Fund III, L.P.	-	-	445,304
	$ 172,862	$ 255,632	$ 445,304

(Amounts Expressed in United States Dollars)

16. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statement of operations.

	2001	2000	1999
Earnings (loss) before income taxes reflected in consolidated statement of operations	$ (2,524,257)	$ 1,116,810	$ (499,500)
Expected income tax expense (recovery)	$ (1,022,000)	$ 498,000	$ (223,000)
Deductible share issue costs	(138,000)	(112,000)	(89,000)
Loss reduction relating to gain on settlement of debt	(6,000)	(536,000)	-
Statutory rate difference - Canada/U.S.	-	(5,000)	73,000
Other	-	(9,000)	120,000
Valuation allowance	1,166,000	164,000	119,000
Income tax expense (recovery) reflected in consolidated statement of operations	$ -	$ -	$ -

The following table reflects future income tax assets at December 31, 2001 and 2000.

	2001	2000
Unclaimed non-capital losses	$ 4,050,000	$ 5,046,000
Carrying value of capital assets over (below) values for income tax purposes	112,000	(2,802,000)
Future site restoration costs not yet deductible	5,000	6,000
Unclaimed share issue costs	107,000	226,000
Investment in excess of accounting value	291,000	320,000
	4,565,000	2,796,000
Less valuation allowance	4,565,000	2,796,000
Future income tax assets recognized	$ -	$ -

At December 31, 2001, the parent company had unclaimed resource pools of $150,000, unclaimed share issue costs of $263,000 and unclaimed non-capital losses carried forward of $2,390,000. Of the non-capital losses, $300,000 expire in fiscal 2003, $450,000 expire in fiscal 2004 and $375,000 expire in fiscal 2005.

At December 31, 2001, Sharpe Energy had unclaimed resource pools of $110,000 and unclaimed non-capital losses carried forward of $8,580,000. None of these losses expire in the next three years.

(Amounts Expressed in United States Dollars)

17. Per share amounts

The weighted average number of common shares outstanding in 2001, 2000 and 1999 used in computing basic earnings (loss) per share were 32,957,407, 32,599,324 and 32,484,803, respectively.

Due to the loss in 2001 and 1999, no diluted loss per share in provided as the inclusion of share purchase options and warrants would be anti-dilutive. In 2000, the number of shares used in the calculation of diluted earnings per share was 32,599,324 which excluded thE potential exercise of 4,200,000 warrants and 2,925,000share purchase options because of their ant-dilutive effect.

18. Supplemental cash flow information

	2001	2000	1999
Changes in non-cash working capital			
Receivables	$ 75,942	$ 262,181	$ 327,173
Inventory	20,777	14,702	26,948
Payables and accruals	(708,544)	(1,349,252)	2,092,766
Due to related parties	(461,375)	(38,465)	(107,559)
	$ (1,073,200)	$ (1,110,834)	$ 2,339,328
Operating activities	$ (1,073,200)	$ (1,180,338)	$ 2,339,328
Financing activities	-	(29,375)	-
Investing activities	-	98,879	-
	$ (1,073,200)	$ (1,110,834)	$ 2,339,328
Interest paid	$ 172,862	$ 255,632	$ 445,304
Income taxes paid	$ -	$ -	$ -

19. Financial instruments

Fair value

At December 31, 2001, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of the Company's other financial instruments approximates the carrying values.

Credit risk management

Receivables include amounts receivable for petroleum and natural gas sales which are generally made to large credit worthy customers in the United States. Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

20. Segment information

The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Company's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

(Amounts Expressed in United States Dollars)

21. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2001, 2000 or 1999.

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended December 31, 2001, 2000 and 1999. For US GAAP purposes, the Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended December 31, 2001, 2000 and 1999.

Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debentures (Note 9) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US GAAP, this amount would have been recorded as a reduction of the related debt and shareholders' equity would have been credited with a like amount under a separate category entitled "Warrants." Additionally, under US GAAP, amortization of $69,000 would have been recorded in both 2000 and 2001 on the debt reduction.

Under Canadian GAAP, it is permissible to capitalize certain costs relating to base metal exploration properties while under US GAAP such costs cannot be capitalized. In 1999, the Company wrote off the carrying value of its remaining base metal exploration property in the amount of $160,098. Since these costs would not have been previously capitalized under US GAAP, the reported loss for 1999 under US GAAP would not have included this write down.

SHARPE RESOURCES CORPORATION

Supplement to Consolidated Financial Statements (Prepared by Management)

DECEMBER 31, 2001

(Unaudited)

At the date of filing the audited December 31, 2001 consolidated financial statements on Sedar, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE $	EXPIRY DATE
500,000	1.00	May 12, 2004
2,300,000	0.25	June 5, 2002
2,800,000		

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
1,206,000	0.15	August 6, 2002
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 8, 2007
2,130,000		

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SHARPE RESOURCES CORPORATION
Form 51-901F
December 31, 2001

Issuer Details

NAME OF ISSUER		FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
SHARPE RESOURCES CORPORATION		December 31, 2001	May 16, 2002
ISSUER ADDRESS			
56 TEMPERANCE STREET, 4TH FLOOR			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
ROLAND M. LARSEN		DIRECTOR	(804) 580-8107
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"ROLAND M. LARSEN"	"ROLAND M. LARSEN"	May 16, 2002
"WILLIAM N. VIA"	"WILLIAM N. VIA"	May 16, 2002
"GRAHAME NOTMAN"	"GRAHAME NOTMAN"	May 16, 2002
"GARY SUGAR"	"GARY SUGAR"	May 16, 2002

SHARPE RESOURCES CORPORATION
Form 51-901F, Schedule B: Supplementary Information
December 31, 2001
(Expressed in United States Dollars)

For the current year-to-date period

1. Analysis of expenses and other items

EXPENSES AND OTHER ITEMS

	$
Accounting and corporate services	6,277
Legal and audit	132,717
Production costs	294,757
Travel	29,091
Transfer agent and filing fees	8,620
Shareholder communication	11,597
Office and general	35,612
Royalty	40,247
Interest expense	172,977
Bank charges	2,228
Insurance	31,457
Gain on settlement of debt	(13,671)
Depletion and amortization	478,654
Telephone	10,565
Foreign exchange	5,888
Consulting fees	272,609
Debt settlement	(97,799)
Loss on sale of assets	1,839,517
Repairs and maintenance	75,217
Salaries	289,724
Promotion and public relations	5,682
Rent	39,579
	3,671,545

2. Analysis of related party transactions

See Note 8 in the audited December 31, 2001 consolidated financial statements

(Expressed in United States Dollars)

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $
07-Jul-01	Common shares	Private placement	500,000	0.10	33,027	None	Services rendered	None

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

33,184,803 common shares with a value of $10,921,861

(c) Summary of options and warrants at period end

Options

See Note 12 in the audited December 31, 2001 consolidated financial statements

Warrants

See Note 13 in the audited December 31, 2001 consolidated financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Roland M. Larsen
Mackenzie I. Watson
William N. Via
Grahame Norman
Gary Sugar

SHARPE RESOURCES CORPORATION

Management Discussion & Analysis

December 31, 2001

Description of Business

Sharpe Resources Corporation (the "Company") is a Houston, Texas based, Canadian natural resource company engaged in oil and gas exploration and production in the US. The oil and gas production assets are in a wholly owned U.S. subsidiary, Sharpe Energy Company. Sharpe corporate offices are located at 909 Fannin St., Suite 1450, Houston, Texas, 77010.

Discussion of Operations and Financial Condition

These remarks should be read in conjunction with the December 31, 2001 audited financial statements.

Sharpe has spent almost 7 years in the US oil and gas business with mixed results. The near-term future of the Company's activities in this sector is not encouraging for several reasons. The high commodity prices for oil and gas products in the US has made it difficult for the Company to grow through acquisition of quality US oil and gas assets. The high cost of good quality properties in this market is disproportionate to what the lending institutions are able to lend for such assets requiring a much larger equity investment to secure good assets. This situation is not beneficial to a company that is attempting to replace properties that were sold in early 2001 at the peak of the natural gas market.

As a result of the conditions that exist in the oil and gas sector for the Company the decision has been made by the management to evaluate opportunities for the Company outside of the oil and gas industry. The Company is studying several options with regard to future activities within and outside of the natural resources business where management believes better opportunities exist to create value for the corporation and increase shareholder value.

Shares issued

The Company issued 500,000 common shares to an arm's length party for services rendered.

SHARPE RESOURCES CORPORATION

Management Discussion & Analysis

December 31, 2001

Liquidity and Solvency

The Company has working capital of $474,316 compared to a working capital deficiency of $1,748,455 the prior year. The Company is now cash flow positive due to the sale of the Matagorda gas properties for gross proceeds of $4,475,000. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

At Year End, the Company had cash of $329,500

Net loss for the year ended December 31, 2001 is $2,333,040 compared to income of $1,116,810 the year before.

The loss for the year ended December 31, 2001 includes a one time charge against income for the loss on the sale of the Matagorda property of $1,839,517.

Basic and diluted loss per share is $0.07 (rounded) for the year ended December 31, 2001.

As of December 31, 2001, accounts payable and accrued liabilities of $59,194 were outstanding.

Management Synopsis

Sharpe Resources Corporation is a Texas based oil and gas exploration and production company. All of the oil and gas assets are located in Texas and are held in a wholly owned US subsidiary, Sharpe Energy Company.

The Company's shares are listed on the Canadian Ventures Exchange CDNX:SHO. The common shares are traded in the United States on the National Quotation Bureau's "Pink Sheets" SHGPF. At year end, Sharpe had 33,184,803 shares outstanding.

Corporate Information

Officers and Directors

Roland M. Larsen
President & Director
Houston, Texas

William N. Via
Director
Houston, Texas

Graham M. Notman
Director
Toronto, Ontario

Gary M. Sugar
Director
Toronto, Ontario

Corporate Office

3258 Mob Neck Road
Heathsville, Virginia 22473
Telephone (804) 580-8107
Fax (804) 580-4132

Visit our web site:
http://www.sharpe-resources.com

Auditors

Grant Thornton, LLP
Royal Bank Plaza
19th Floor, South Tower
200 Bay Street, Box 55
Toronto, Ontario
M5J 2P9

Bankers

Royal Bank of Canada
Toronto, Ontario

Legal Counsel

Carbonaro, Klingerman, Sugar L.L.P.
390 Bay Street, Suite 1610
Toronto, Ontario
M5H 2Y2

Share Listing

Canadian Ventures Exchange
CDNX: SHO
OTC "Pink Sheets" SHGPF

12g.Exemption #82-4009
Standard & Poors
C.U.S.I.P. #82001L100

SHARPE RESOURCES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

May 16, 2002

SHARPE RESOURCES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Sharpe Resources Corporation (the "Corporation") will be held at The Toronto Board of Trade, First Canadian Place, Toronto, Ontario, on Friday, June 28, 2002, at the hour of 10:00 o'clock in the forenoon (Toronto time) for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the twelve months ended December 31, 2001, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider, and if thought fit, pass an ordinary resolution authorizing the directors of the Corporation to complete one or more private placements from time to time on the terms disclosed in the attached management information circular; and

5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the Corporation's Annual Report containing the audited financial statements of the Corporation for the twelve months ended December 31, 2001.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 16th day of May, 2002.

BY ORDER OF THE BOARD

ROLAND M. LARSEN - PRESIDENT

SHARPE RESOURCES CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ROYAL STANDARD MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares"). As at the date hereof, the Corporation had 33,184,803 Common Shares issued and outstanding.

The Corporation shall make a list of all persons who are registered holders of Common Shares on May 19, 2002 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

The following table shows, as at the date hereof, each person who is known to the Corporation, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Corporation (1)
CDS & Co. (2) Toronto, Ontario	24,833,972 Common Shares	74.84%

Notes:

(1) Based on 33,184,803 Common Shares issued and outstanding as at the date hereof.

(2) This is a nominee account. To the knowledge of the Corporation, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

Executive Compensation

Compensation of Officers

The following table, presented in accordance with the Regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the twelve months ended December 31, 2001, the President and Chief Executive Officer of the Corporation (the "Named Executive Officer"). Other than the Named Executive Officer, no other executive officers received salary and bonuses in excess of $100,000 in any such periods.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation [1] (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	
Roland M. Larsen President and Chief Executive Officer	2001[2] 2000[3] 1999[4]	96,000 96,000 49,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) The aggregate value of all other compensation paid to the Named Executive Officer did not exceed $50,000 or 10% of the total of such officer's respective salary and bonus in any year.

(2) For the twelve months ended December 31, 2001.

(3) For the twelve months ended December 31, 2000.

(4) For the twelve months ended December 31, 1999.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2001.

Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation and benefit from its growth. The Stock Option Plan provides that a total of 5,000,000 Common Shares are reserved for grants of options and that the number of Common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Corporation.

With respect to insiders, the Stock Option Plan provides that Common Shares reserved for issuance pursuant to options granted to insiders shall not exceed 10% of the issued and outstanding Common Shares of the Corporation and that the number of Common Shares which may be issued to insiders under the Stock Option Plan within a one-year period shall be limited to 10% of the issued and outstanding Common Shares of the Corporation, with no more than 5% issued to any one insider and his associates. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the board of directors at the market price of the Common Shares at the time of grant, subject to all applicable regulatory requirements.

Under the terms of the Stock Option Plan, the board of directors may, at its discretion, grant financial assistance to holders wishing to exercise their options. Any such financial assistance will include, as part of its conditions, the grant of a lien on the Common Shares issuable on exercise of the options.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as at the date hereof:

Outstanding Options

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date
Executive officers as a group (2 in total)	May 4, 2000 August 6, 1997 August 6, 1997	219,000 350,000 856,000	0.15 0.15 0.15	May 4, 2005 August 6, 2002 August 6, 2002
Directors who are not also executive officers, as a group (1 in total)	August 14, 2000	105,000	0.15	August 14,2005

Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation. Any such compensation is based on rates that would be charged by such directors for such services to arm=s length parties. During the twelve months ended December 31, 2001, no such services were rendered and, accordingly, no compensation was paid.

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended December 31, 2001, no options were granted to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended December 31, 2001. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Corporation's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

The foregoing report is submitted by the board of directors.

Election of Directors

The Corporation's articles provide for a minimum of three and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the Corporation's by-laws. At the meeting, shareholders will be asked to elect four directors (the "Nominees"). All of the Nominees are directors elected at the last annual and special meeting of shareholders of the Corporation held on June 27, 2001.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised
Roland M. Larsen (2)(3)(4) Heathsville, Virginia	President, Chief Executive Officer and Director	1993	Same as "Office Held". Also President, Chief Executive Officer and a director of Sharpe Resources Corporation, a mineral exploration company. (6)	1,532,500
William N. Via Houston, Texas	Director	2001	President, Sharpe Energy Company, a subsidiary of the Corporation, Sharpe Resources Corporation.	126,000
Gary Sugar(3) Toronto, Ontario	Director	2001	Partner of Carbonaro Kligerman Sugar LLP, a law firm	Nil

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective nominees individually. Directors may also receive options. See "Executive Compensation - Compensation of Directors".

(2) Between May 1992 and October 1993, Mr. Larsen served as President of Nimrod Resources Co., a mineral exploration company.

(3) Member of Audit Committee.

(4) Also serves as a director of Royal Standard Minerals Inc.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing fiscal year, and to authorize the directors to fix their remuneration.

Audit Committee

The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Roland M. Larsen
William N. Via
Gary Sugar

Arm's Length Private Placement

The only source of capital presently available to the Corporation is equity financing. In order for the Corporation to raise funds to carry on its ongoing exploration programs, the Corporation has in the past and may in the future arrange private placement subscriptions, either for shares, flow-through shares, special warrants or units comprised of shares and share purchase warrants.

Shareholders are being asked to pass a resolution authorizing the Corporation to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 100% of the number of common shares outstanding as at the date of the Meeting. It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. In the event that in any six month period a listed company proposes to issue, pursuant to private placement transactions, more than 25% of the number of its shares which are outstanding prior to giving effect to such transactions, shareholders' approval of such transactions will generally be required.

Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Corporation's administrative costs relating to such private placements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its resource exploration activities. No change in the control of the Corporation will result from the private placements. All private placements authorized hereunder will be made with arm's length placees and the subscription prices will comply with the policies of the Canadian Venture Exchange.

In the event shareholders do not pass the resolution authorizing the Corporation to issue up to 100% of the number of common shares outstanding as of the date of the Meeting by way of private placements with arm's length subscribers, the Corporation may be required to seek shareholder approval for private placements negotiated hereafter.

In order to approve the said resolution, a majority of votes must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SAID RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.**

Corporate Governance

The board of directors has adopted corporate governance practices that comply with the guidelines of the TSX Venture Exchange, to the extent applicable. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors should assume responsibility for the following matters:

- adoption of a strategic planning process;
- identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- adoption of a communications policy; and
- ensuring the integrity of internal control and management information systems.

The board of directors will be composed of a majority of unrelated directors so as to fairly reflect the investment of minority shareholders in the Corporation.

To comply with the TSX Venture Exchange's guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee and a nomination committee. A majority of the directors on each committee are outside directors who are independent of management. The corporate governance committee is responsible for developing the Corporation's approach to corporate governance issues and is responsible for the Corporation's application of the governance guidelines published by the regulatory authorities. The corporate governance committee's role is also to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

The audit committee is responsible for reviewing in detail the Corporation's financial statements and financial reporting and ensuring that management designs and implements an effective system of internal control. The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

Conflicts of Interest

Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

Similar duties and obligations will apply to such other companies. Thus, any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time during the twelve months ended December 31, 2001.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 16th day of May, 2002.

ROLAND M. LARSEN – PRESIDENT

SHARPE RESOURCES CORPORATION
4th Floor, 56 Temperance Street
Toronto, Ontario
M5H 3V5

Supplemental Mailing List Form

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).

****

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of **Sharpe Resources Corporation.**

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) **(Apartment/Suite)**

____
(City) **(Province/State)**

____
(Postal/Zip Code) **(Country)**

Signed: ______________________________
(Signature of Shareholder)

SHARPE RESOURCES CORPORATION

02 JUN 12 AM 11:49

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 28, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SHARPE RESOURCES CORPORATION

The undersigned shareholder of Sharpe Resources Corporation (the "Corporation") hereby nominates, constitutes and appoints Roland M. Larsen, President and Director, or failing him, William Via, Director, or instead of any of them, _________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 28th day of June, 2002, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For _________ or To Withhold From Voting __________ in respect of the election of directors proposed by management;

2. To Vote For _________ or To Withhold From Voting __________ the appointment of Grant Thornton LLP, Chartered Accountants, as the auditors of the Corporation, and to authorize the directors to fix their remuneration;

3. To Vote For _______ or To Vote Against __________ an ordinary resolution authorizing the Corporation to complete one or more private placements from time to time on the terms disclosed in the attached management information circular dated May 16, 2002;

4. To Vote For ________ or To Vote Against __________ in respect of any further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 TO 4 ABOVE, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this day of ,2002.

PRINT NAME:

SIGNATURE:

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.